STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

March 13, 2009

VIA EDGAR

Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4720

RE:	Renaissance Capital Growth & Income Fund III (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A, File No. 001-11701
(the “Proxy”)

Dear Kevin:

On February 13, 2009, you provided us with comments on the Proxy.  On behalf of the Registrant, set forth below are the Registrant’s responses to your comments.

Comment 1.   Please include a statement that financial statements are available on the Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov.

Response:  The Registrant has revised the Proxy in response to this comment and included the requested language.

Comment 2.   Under Proposal One, please revise the first fundamental policy to disclose the current limits imposed on borrowing by the Investment Company Act of 1940, as amended (the “1940 Act”).  If accurate, please indicate that, as an operating policy, which may be changed without a shareholder vote, the Registrants intend to borrow only as a temporary measure for extraordinary or emergency purposes.

Response:   Registrants have revised the Proxy in response to this comment and included the following language:

Letter to Securities and Exchange Commission
March 13, 2009

(1)
The Fund intends to borrow money under limited circumstances, as permitted by the 1940 Act, the rules thereunder and any interpretations or exemptions from the 1940 Act.  As an operating policy, which may be changed without a vote of Shareholders, the Fund may borrow as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities up to 33 percent of the Fund’s net asset value at the time of borrowing

Comment 3.   Under Proposal One, please insert the phrase “in accordance with the 1940 Act” at the end of the first sentence of the third fundamental policy.

Response:  Registrants have revised the Proxy in response to this comment.

Comment 4.   Under Proposal One, please delete the word “generally” from the first sentence of the seventh fundamental policy.

Response:  Registrants have revised the Proxy in response to this comment.

Comment 5.   Please include a fundamental policy addressing whether the Registrant intends to be “diversified” or “non-diversified” as defined by Section 5 of the 1940 Act.  In addition, to the extent that the Registrant determines to classify itself as “non-diversified,” please include disclosure regarding the risks inherent to such a classification.  Please also address whether the Registrant will be concentrated in a particular industry and, if so, the risks inherent in such a concentration.

Response:  Registrants have revised the Proxy to include the following disclosure:

(8)
The Fund will be classified as non-diversified, as such classification is defined by Section 5 of the 1940 Act.  As a non-diversified company, the Fund is not required to invest in a particular number of issuers and the net asset value of the Fund will be subject to greater fluctuation.  Further, the Fund will not be concentrate its investments in any particular industry or group of industries.  For the purposes of its classification, the Fund deems an investment of 25 percent or more of its assets in any particular industry or group of industries as a concentration in that industry or group of industries.

Comment 6.   Under Proposal One, please include a statement that “Generally, with regard to leverage techniques, the Fund will cover in accordance with SEC guidelines.”

Letter to Securities and Exchange Commission
March 13, 2009

Response:  Registrants have revised the Proxy in response to this comment.

*    *    *

Certain other minor editorial changes have also been made.  The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Proxy, that staff comments or changes to disclosure in response to staff comments in the Proxy reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We very much appreciate your attention to this matter, and we hope the foregoing is helpful in expediting your review.  Please do not hesitate to call me at (202) 383-0176, or Carol Khalil at (202) 383-0596, if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm, Esq.

cc:	Kaye Mitchell/Renaissance Capital Corporation David Oden, Esq./Haynes & Boone, LLP Carol Khalil, Esq.